Exhibit 1.02 – Conflict Minerals Report (CMR)

Conflict Minerals Report of Navistar International Corporation

Section 1: Introduction and company overview

This is the Conflict Minerals Report of Navistar International Corporation (herein referred to as “Navistar,” the “company,” “we,” or “our”) for calendar year 2015 in accordance with the Rule 13p-1 under the Securities and Exchange Act of 1934 (“Rule 13p-1”). Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, and tungsten (collectively, with gold, “3TG”).

Navistar is an international manufacturer of International® brand commercial and military trucks, proprietary diesel engines, and IC Bus™ (“IC”) brand school and commercial buses, as well as a provider of service parts for trucks and diesel engines. Our core business is the North American truck and parts markets, where we participate primarily in the Class 6 through 8 vehicle markets (our “Core” markets).

We operate in four industry segments: Truck, Parts, Global Operations (collectively referred to as “Manufacturing operations”), and Financial Services, which consists of Navistar Financial Corporation (“NFC”) and our foreign finance operations (collectively referred to as “Financial Services operations”). Our Truck segment manufactures and distributes Class 4 through 8 trucks and buses in the common carrier, private carrier, government, leasing, construction, energy/petroleum, military vehicle, and student and commercial transportation markets under the International and IC brands. We design and manufacture proprietary diesel engines for our International branded trucks and military vehicles and IC branded buses.

Our Parts segment supports International brand commercial and military trucks, IC brand buses, and our proprietary engines, as well as our other product lines, by distributing proprietary products together with a wide selection of other standard truck, trailer, and engine service parts.

Our Global Operations segment includes businesses that derive their revenue from outside our Core North America markets and primarily consists of the operations of our wholly-owned subsidiary International Indústria de Motores da América do Sul Ltda, (“IIAA”). IIAA is a leader in the South American mid-range diesel engine market, manufacturing and distributing mid-range diesel engines and providing customers with additional engine offerings in the agriculture, marine, and light truck markets. The Global Operations segment has a joint venture in China with Anhui Jianghuai Automobile Co (“JAC”).

Section 2: Reasonable Country of Origin Inquiry (“RCOI”)

The products which Navistar manufactures are complex and typically contain thousands of parts from multiple suppliers. Navistar’s performance requirements for its products often require the use of 3TG. For the 2015 calendar year, Navistar undertook a Reasonable Country of Origin Inquiry (“RCOI”) focused on our direct suppliers for our Truck segment. Our Truck segment accounted for approximately 71% of Navistar’s net sales and revenues for fiscal year 2015. We believe this approach was reasonable as suppliers in this segment also service other business segments.

As compared to 2014, Navistar has made progress in 2015 in its RCOI efforts. For calendar year 2015 we expanded our scope of suppliers and focused on our direct suppliers in North America. We sent a notification to our in-scope suppliers informing them about the Conflict Minerals disclosure requirements to which we are subject, and requesting they complete a Conflict Minerals survey using the template developed by the Electronic Industry Citizenship Coalition ®(“EICC®”) and the Global e-Sustainability Initiative (“GeSI”), known as the EICC GeSI Conflict Minerals Reporting Template (CMRT).

Section 3: Due diligence framework

Navistar designed its due diligence measures to be in conformity, in all material respects, with the internationally recognized due diligence framework as set forth in the Organisation for Economic Cooperation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Framework”) and related supplements for 3TG.

Our due diligence measures were designed such that they functioned as a continuation of our RCOI. Because of our “downstream” position in the supply chain, we followed the principles outlined in the OECD Framework for downstream companies with no direct relationship to smelters or refiners. Under the OECD Framework, a downstream company such as Navistar is expected to query its supply chain in an effort to identify the smelters and refiners in the supply chain for Navistar products, and review the due diligence processes of those entities.

The due diligence framework is presented below according to the five-step framework established by the OECD.

Step 1. Establish strong company management systems

Navistar continues to use the management systems initially developed in 2013 to support its Conflict Minerals compliance efforts. These include:

•	A cross-functional Conflict Minerals project team comprised of executive level management along with coordinators from various groups including Purchasing, Legal, Engineering, Audit, and Corporate Reporting.

•	A Corporate Conflict Minerals Policy, posted on our website.

•	A resolution response mechanism that allows parties to contact Navistar with Conflict Minerals related concerns via email.

•	Record retention procedures that extend beyond the OECD’s current 5-year requirement.

•	Engagement with in-scope suppliers by issuing a notice stating that Navistar is subject to Section 1502 of the Dodd-Frank Act and that their cooperation in responding to a survey is expected.

•	Participation in an industry working group led by the National Association of Manufacturers; extensively leveraging materials provided by CFSI which supports the responsible sourcing of minerals through the development of the Conflict Free Smelter Program (“CFSP”).

•	Revised terms and conditions in existing supplier contracts, to be implemented upon supplier contract renegotiation, with language requesting conflict-free sourcing, compliance to report RCOI of parts containing 3TG, and notification when any reported RCOI status changes.

•	Revised terms and conditions in new supplier contracts for direct purchases with language requesting conflict-free sourcing, compliance to report the RCOI of parts containing 3TG, and notification when any reported RCOI status changes.

Step 2. Identify and assess risks in the supply chain:

Navistar’s efforts to identify risks in the supply chain include:

•	Navistar increased the number of suppliers surveyed in 2015 to include 1,433 direct suppliers in North America. Many of the suppliers in this segment also service other business segments.

•	Navistar received a 72% response rate from direct suppliers whose products could potentially contain 3TG. Navistar relies on our suppliers to provide us with information in regards to any 3TG in their products as well as the source of any Conflict Minerals.

•	Responses received were subject to a red flag review. This red flag review was based on an assessment of supplier answers to questions contained in the CFSI CMRT that suggested incomplete or inconsistent responses.

Section 4: Due diligence performed

The due diligence measures we performed are presented below according to the five-step framework established by the OECD.

Step 3. Design and implement a strategy to respond to identified risks

Actions taken by Navistar to respond to identified risks include:

•	Monitored supplier responses received on a monthly basis.

•	For the red flags which were identified, we sent follow-up corrective action letters asking for clarification from suppliers that provided incomplete or inconsistent responses.

•	Suppliers who received corrective action letters were asked to reassess their initial survey responses and provide additional information where appropriate.

•	Suppliers that did not respond to Navistar’s initial survey were sent up to 6 reminder emails requesting that they respond to our survey request.

•	Selected recalcitrant suppliers were engaged directly by our Conflict Minerals team to advise them to complete the surveys in a timely manner.

•	We continue to monitor and react to communications received by our Conflict Minerals Resolution Response system.

Step 4. Carry out independent third-party audit of smelter/refiner due diligence practices

Navistar is a downstream consumer of necessary 3TG and is generally many steps removed from smelter and refiners who provide minerals and ores. Navistar does not directly purchase 3TG from any smelter or refiners, and does not, to the best of its knowledge, directly purchase from any of the Covered Countries. Therefore, as contemplated by the OECD Framework for downstream companies, Navistar does not perform or direct audits of smelters and refiners within the supply chain. As a result, Navistar’s due diligence efforts rely on cross-industry initiatives such as those led by the CFSI, to conduct smelter and refiner due diligence.

Step 5. Report annually on supply chain due diligence

This report and the associated Form SD are available online at the bottom right portion of the sustainability page of the Navistar website, http://www.navistar.com/navistar.whoweare/sustainability.

Section 5: Our Efforts to Determine the Facilities used to Process 3TG in our Products and to Determine Mine or Location of Origin with Greatest Possible Specificity

In 2015, our efforts to determine the mine or location of origin with the greatest possible specificity encompass our due diligence measures described above, including, for example (i) surveying suppliers; (ii) reviewing the entities identified as smelter by our suppliers against information provided by the CFSI to identify the smelters that are CFSP compliant; and (iii) reviewing available information regarding the sourcing of Conflict Minerals that may have been processed by reported facilities. Through our efforts to follow the OECD Framework and requesting our suppliers to complete the Conflict Free Sourcing Initiative’s (CFSI’s) Conflict Minerals Reporting Template (CMRT), we have determined that seeking information about 3TG smelters and refiners in our supply chain presents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain.

We reviewed the responses from our suppliers and our analysis indicates that many contained inconsistencies or incomplete data. Furthermore, although most suppliers provided responses that listed the known smelter/refiners in their supply chain, they did not specify what smelter/refiners were associated with products shipped to Navistar. Navistar is therefore unable to validate smelters or refiners or determine whether the Conflict Minerals reported were in fact contained in these products that Navistar manufactured in the reporting period.

Of the credible responses where information on specific products shipped to Navistar was received, 6 suppliers have indicated that they may have sourced tin from the Democratic Republic of the Congo (DRC) and its adjoining countries (the “Covered Countries”). Smelters used by these suppliers include:

CFSI Smelter ID	Smelter Name
CID000292	Alpha*
CID000295	Cooper Santa*
CID000315	CV United Smelting*
CID000438	EM Vinto*
CID000468	Fenix Metals*
CID000538	Gejiu Non-Ferrous Metal Processing Co., Ltd.*
CID001105	Malaysia Smelting Corporation (MSC)*
CID001173	Mineração Taboca S.A.*
CID001182	Minsur*
CID001337	Operaciones Metalurgical S.A.*
CID001402	PT Babel Inti Perkasa*
CID001419	PT Bangka Tin Industry*
CID001428	PT Bukit Timah*
CID001434	PT DS Jaya Abadi*
CID001453	PT Mitra Stania Prima*
CID001460	PT Refined Bangka Tin*
CID001463	PT Sariwiguna Binasentosa*
CID001468	PT Stanindo Inti Perkasa*
CID001477	PT Tambang Timah*
CID001482	PT Timah (Persero), Tbk*
CID001490	PT Tinindo Inter Nusa*
CID001539	Rui Da Hung*
CID001898	Thaisarco*
CID002036	White Solder Metalurgia e Mineração Ltda.*
CID002158	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.**
CID002180	Yunnan Tin Group (Holding) Company Limited*
CID002773	Metallo-Chimique N.V.*

*	These smelters have been certified conflict-free under the Conflict-Free Smelters Program (CFSP)
**	This smelter has committed to undergo a CFSP audit and has been identified as Active by the CFSP as the first step of the audit process

In the event that any of our suppliers are found to be providing us with components containing 3TG from sources that support conflict in the Covered Countries, Navistar will work with them to establish alternative sources of 3TG.

Section 6: Continuous improvement efforts to mitigate risk

Navistar intends to take the following steps to improve the number and quality of supplier responses in the next compliance period and to mitigate any risks that the necessary 3TG used in Navistar products may benefit armed groups:

•	Expand the number of suppliers surveyed regarding the use of Conflict Minerals in their products.

•	Continue our efforts to send out corrective action letters and directly engage recalcitrant suppliers to increase the response rate and to improve the content of the RCOI survey responses.

•	Develop a process to incorporate CMRT responses in Navistar’s supplier scorecards to drive survey improvement.

Caution Concerning Forward-Looking Statements

Information contained in this report that are not purely historical are forward-looking statements within the meaning of the federal securities laws. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” and “estimates,” “targets,” “anticipates,” and similar expressions are used to identify these forward-looking statements. Examples of forward-looking statements include statements relating to our future plans, and any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made and we undertake no obligation to update or revise any forward-looking statement, except as required by federal securities laws.